Exhibit 99.1
Independent Auditors’ Report on Review of
Unaudited Condensed Consolidated Interim Financial Information
The Board of Directors and Stockholders
Dr. Reddy’s Laboratories Limited
7 – 1 – 27
Ameerpet
Hyderabad — 500 016
Introduction
We have reviewed the accompanying unaudited condensed consolidated interim balance sheet of Dr. Reddy’s Laboratories Limited (“the Parent Company”) and its subsidiaries (collectively, “the Company”) as at December 31, 2008, and the related unaudited condensed consolidated interim income statement for the three month and nine month period then ended, and unaudited condensed consolidated interim statement of changes in equity and unaudited condensed consolidated interim cash flow statement for the nine month period then ended, and a summary of significant accounting policies and other explanatory notes (“the unaudited condensed consolidated interim financial information”). Management is responsible for the preparation and presentation of this unaudited condensed consolidated interim financial information in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting”. Our responsibility is to express a conclusion on this unaudited condensed consolidated interim financial information based on our review.
Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed consolidated interim financial information as at December 31, 2008 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting”.
Emphasis of matter
We draw attention to Note 22 to the unaudited condensed consolidated interim financial information regarding significant uncertainties in the market conditions relating to the Company’s German operations. These uncertainties primarily relate to the final outcome of a sales tender which, as more fully explained in the aforesaid note, has the potential of loss of market share in Germany. Management believes that since the ultimate outcome of this matter is not under its control, the consequent impairment charge, if any, on certain intangibles and goodwill (having aggregate carrying amount of Rs.33,230 million as at December 31, 2008) cannot be reasonably determined at present.
KPMG
Hyderabad, India
March 12, 2009